UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-36580

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Green Bancorp, Inc.
Full Name of Registrant

Former Name if Applicable

4000 Greenbriar
Address of Principal Executive Office (Street and Number)

Houston, Texas 77098
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Green Bancorp, Inc., (the “Company”) was unable to file its Quarterly Report on Form 10-Q (“Form 10-Q”) for the period ended September 30, 2016 on a timely basis. It instructed its EDGAR agent to file the Form 10-Q on the afternoon of November 14, 2016, the due date for the Form 10-Q. The EDGAR agent advised the Company that the sec.gov EDGAR filing system experienced major technical issues on November 14, 2016 resulting in timed out filings submitted and the inability to receive notices or acceptances for many companies, including the Company.  The Company’s submission of the Form 10-Q was received by the SEC on 5:33 p.m. ET on November 14, 2016 and accepted by the SEC at 5:41 p.m. ET on November 14, 2016.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elizabeth Vandervoort	713	316-7078
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒  Yes ☐ No

(3)
Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes   ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Green Bancorp, Inc.
(Exact name of Registrant as specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2016	By:	/s/ Elizabeth Vandervoort
Elizabeth Vandervoort
Interim Chief Financial Officer